Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Fortress Value Acquisition Corp.

Subject Company: Fortress Value Acquisition Corp.

SEC File No.: 001-39277

FORTRESS VALUE ACQUISITION CORP. ANNOUNCES TWO NEW BOARD NOMINEES

IN CONNECTION WITH ITS MERGER WITH MP MATERIALS

General Counsel & Corporate Secretary of Lockheed Martin and Former Managing Director of Goldman Sachs to Join Board of North America’s Only Scaled Rare Earths Mining and Processing Company

NEW YORK — (BUSINESS WIRE) — Fortress Value Acquisition Corp. (NYSE: FVAC) (“FVAC”), a special purpose acquisition company sponsored by an affiliate of Fortress Investment Group LLC, today announced that Maryanne Lavan, Senior Vice President, General Counsel and Corporate Secretary for Lockheed Martin Corporation, and Connie Duckworth, former Partner and Managing Director of Goldman Sachs, have agreed to join the board of directors of MP Materials Corp., which will be the combined company upon the consummation of FVAC’s previously announced merger with MP Materials.

Mses. Lavan and Duckworth will join other incoming Board Members James Litinsky, Chairman and CEO of MP Materials; General Richard Myers, former Chairman of the Joint Chiefs of Staff; Drew McKnight, CEO of FVAC and Managing Partner of the Credit Funds at Fortress Investment Group LLC; Randy Weisenburger, former CFO of Omnicom Group, and Dan Gold, CEO of QVT Financial LP, as part of a dynamic board of directors with diverse and complementary backgrounds in areas critical to MP Materials’ business.

“We are thrilled to have Maryanne and Connie join our board of directors,” said James Litinsky. “Maryanne’s experience as a member of Lockheed Martin’s senior management and Connie’s deep financial and operational expertise will be immensely valuable as we transform this critical, world-class asset into a strong industrial enterprise that will onshore jobs and power the growth of industries central to our national and economic security.”

“MP Materials is uniquely positioned to restore a sustainably-sourced rare earths supply chain to the United States, which will provide substantial strategic and competitive benefits to some of our fastest-growing and most technologically advanced industries, including the defense sector,” said Maryanne Lavan. “I am pleased to join the board at this important time in the company’s development.”

“I look forward to working with the management team and fellow board members in guiding the disciplined execution of MP Materials’ growth strategies and broadening relationships with government and industries vital to our nation’s economic future,” said Connie Duckworth. “I am energized not only by the business potential of MP Materials, but by the clear benefits the company’s success will provide for our national interests more broadly.”

Ms. Lavan is the Senior Vice President, General Counsel and Corporate Secretary of Lockheed Martin Corporation (NYSE: LMT), a global security and aerospace company principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services operating in four business segments: Aeronautics, Missiles and Fire Control, Rotary and Mission Systems and Space. In this role, she is responsible for the legal affairs and law department of Lockheed

Martin, including serving as counsel to its senior leadership and Board of Directors. She previously served as the Vice President of Corporate Internal Audit for Lockheed Martin, providing independent assessments of governance, internal controls, and risk management. She joined Lockheed Martin in 1990. Ms. Lavan graduated magna cum laude from the State University of New York at Albany with a Bachelor of Science degree. She received her juris doctor degree from the Washington College of Law, American University. Ms. Lavan is a member of the Public Contract Law Section of the American Bar Association. She serves on the governing bodies for the Leadership Council on Legal Diversity, Equal Justice Works, Council for Court Excellence, University at Albany Foundation, and Fordham University.

Ms. Duckworth is a former Partner and Managing Director of Goldman Sachs, and retired in 2000, following a nineteen-year career. She was named Partner in 1990, the first woman sales and trading partner in the firm’s history. After Goldman Sachs, Ms. Duckworth founded ARZU in 2004 to empower destitute women weavers in rural Afghanistan and served pro bono as its Chairman and CEO until its merger with UK-based Turquoise Mountain in 2019. Ms. Duckworth is a Trustee of Equity Residential (NYSE: EQR) in Chicago and a Director of Steelcase Inc. (NYSE: SCS) in Grand Rapids, Michigan. Previously, she served on the Boards of Directors of Northwestern Mutual, Russell Investment Group, Nuveen Investments, Smurfit Stone Container Corporation, and DNP Select Income Fund. In her philanthropic work, Ms. Duckworth is a Trustee of the University of Pennsylvania, an Overseer of The Wharton School, and a member of the International Board of Advisors of the University of Texas at Austin. She serves on the Board of NorthShore University HealthSystem, in Evanston, Illinois, where she was the first and only woman Chairman of the Board. She is a founding member of the U.S.-Afghan Women’s Council in Washington, D.C., and a member of the Bush Institute’s Women’s Initiative Policy Advisory Council in Dallas. The recipient of numerous awards for leadership, social impact and innovation, Ms. Duckworth holds an M.B.A. from the Wharton School and a B.A. from the University of Texas at Austin.

On July 15, 2020, FVAC announced a definitive agreement to merge with MP Materials. Upon completion of the transaction, the combined company will be named MP Materials Corp. and will remain NYSE-listed under the new ticker symbol “MP”. On August 27, 2020, FVAC filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/consent solicitation/prospectus in connection with the proposed merger. The transaction has been approved by the FVAC Board of Directors and remains subject to shareholder approval, the Registration Statement being declared effective by the SEC, and other customary closing conditions. The transaction is expected to close in the fourth quarter of 2020.

About MP Materials

MP Materials is the owner and operator of the Mountain Pass Rare Earth Mining and Processing facility, the only integrated site of its kind in the Western Hemisphere. With over 250 employees, MP Materials produces approximately 15% of global rare earth materials, essential for the development of technologies such as defense systems, smartphones, drones, and electric vehicles. It operates a green mining and processing facility and is currently one of the lowest-cost producers of rare earth concentrate. MP plays a leadership role in advocating for a more robust and competitive rare earths industry in the U.S. More information is available at https://mpmaterials.com/.

About Fortress Value Acquisition Corp.

Fortress Value Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and expectations related to the timing of the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of MP Materials’ and FVAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MP Materials and FVAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transaction; the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the approval of the shareholders of MP Materials or stockholders of FVAC is not obtained; the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; failure to realize the anticipated benefits of the transaction; risks relating to the uncertainty of the projected financial information with respect to MP Materials; risks related to the rollout of MP Materials’ business strategy and the timing of expected business milestones; risks related to MP Materials’ arrangements with Shenghe; the effects of competition on MP Materials’ future business; risks related to political and macroeconomic uncertainty; the amount of redemption requests made by FVAC’s public stockholders; the ability of FVAC or the combined company to issue equity or equity-linked securities in connection with the transaction or in the future; the impact of the global COVID-19 pandemic on any of the foregoing risks; and those factors discussed in FVAC’s preliminary registration statement on Form S-4 (the “Registration Statement”) filed on August 27, 2020 under the heading “Risk Factors,” and other documents of FVAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FVAC nor MP Materials presently know or that FVAC and MP Materials currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FVAC’s and MP Materials’ expectations, plans or forecasts of future events and views as of the date of this press release. FVAC and MP Materials anticipate that subsequent events and developments will cause FVAC’s and MP Materials’ assessments to change. However, while FVAC and MP Materials may elect to update these forward-looking statements at some point in the future, FVAC and MP Materials specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing FVAC’s and MP Materials’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This press release shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release relates to a proposed business combination between FVAC and MP Materials.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to stockholders of FVAC for their consideration and approval at a special meeting of stockholders. FVAC filed a preliminary Registration Statement with the SEC on August 27, 2020, which includes a preliminary proxy statement in connection with FVAC’s solicitation of proxies for the vote by FVAC’s stockholders in connection with the proposed business combination and other matters as described in the Registration Statement, and a consent solicitation statement in connection with MP Materials’ and SNR’s solicitation of consent by their respective unitholders in connection with the proposed business combination, as well as the preliminary prospectus relating to the offer of the securities to be issued to MP Materials’ and SNR’s unitholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, FVAC will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. FVAC’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement / consent solicitation / prospectus, in connection with FVAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about FVAC, MP Materials and the proposed business combination. Stockholders may also obtain a copy of the preliminary proxy statement / consent solicitation / prospectus, or definitive proxy statement / consent solicitation / prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by FVAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1345 Avenue of the Americas, 46th Floor, New York, New York 10105, Attention: R. Edward Albert III, President (ealbert@fortress.com), CC: Alexander Gillette (agillette@fortress.com).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FVAC, MP Materials and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from FVAC’s stockholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FVAC’s stockholders in connection with the proposed business combination will be set forth in FVAC’s proxy statement/prospectus when it is filed with the SEC. You can find more information about FVAC’s directors and executive officers in FVAC’s preliminary Registration Statement filed with the SEC on August 27, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in FVAC’s preliminary proxy statement/prospectus and definitive proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Contacts

For MP Materials:

Investors:

Ellipsis

Jeff Majtyka / Taylor Krafchik

IR@mpmaterials.com

Media:

Gasthalter & Co.

Jonathan Gasthalter / Carissa Felger

MPM@Gasthalter.com

212-257-4170

For FVAC:

Gordon E. Runté

Managing Director

Fortress Investment Group LLC

212-798-6082